August 17, 2005

Mail Stop 3561

Via US Mail and Facsimile

Mr. Greg Smith
Chief Executive Officer and Chief Financial Officer
ERF Wireless, Inc.
2911 South Shore Blvd., Suite 100
League City, Texas 77573

Re:	ERF Wireless, Inc.
	Form 10-KSB for the year ended December 31, 2004
	Forms 10-QSB for the periods ended March 31, 2005 and June
30,
2005
	Commission file #: 000-27467

Dear Mr. Smith:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. Also, please file an amended Form 10-
KSB in response to our request for expanded or revised disclosure. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * * * * * * * * * * * * * * * * * * * *

Form 10-KSB for the year ended December 31, 2004

Equity Compensation Plan Information, page 7

1. We note from the disclosure on page 7, that the company has
880,000
warrants outstanding at March 31, 2005 that were issued in June
2003
and have an exercise price of $.20 per share. Please tell us and disclose in the Company`s financial statements the nature and significant terms of the transactions in which these warrants were granted. As part of your response and your revised disclosure, please explain how the warrants were valued and accounted for in the Company`s financial statements.

MD&A

- Critical Accounting Policies and Estimates, page 10

2. In future filings, please expand all of your critical accounting policies to address the following areas:
* Types of assumptions underlying the most significant and subjective estimates;
* Sensitivity of those estimates to deviations of actual results from management`s assumptions; and
* Circumstances that have resulted in revised assumptions in the past.
Refer to Financial Reporting Policy 60 and Proposed Rule 33-8098 for guidance. In addition, consider including a discussion of impairment of long-lived assets within your critical accounting policies and estimates section.

Financial Statements

Statements of Shareholders` Equity

3. We note that in 2004 you issued stock for services and compensation. Please tell us the number of shares issued in these transactions and why these transactions only affect paid in capital and why you have not attributed any value to the common stock.
Additionally, please tell us how you determined the value of the stock issued for the services and compensation.

Consolidated Statements of Cash flows, page 19

4. Please revise your consolidated statements of cash flows to provide gross disclosure of proceeds from notes payable and repayments of notes payable in your consolidated statements of cash flows. Refer to the requirements of paragraph 11 of SFAS No.95.

5. Please revise your consolidated statements of cash flows to include only the cash received as proceeds for your Series A convertible preferred stock. Note that any non-cash portion of the proceeds should be included in your supplemental disclosures of non-cash investing and financing activities. Refer to the requirements of paragraph 32 of SFAS No.95.


Notes to the Financial Statements

- General

6. We note that in Item 12. Certain Relationships and Related
Transactions, you disclose a related party transaction involving
Dean
Cubley. Please include this disclosure in a note to the financial statements. See paragraph 2 of SFAS 57.

7. We note from your disclosure in Note 1 that your business consists
of three operating divisions: Wireless Broadband; Paging Hardware;
and
Contact Wireless. Additionally, we note that on your website, you identify four divisions: Enterprise Network Services; Wireless Messaging Services; Bundled Wireless Services; and Network Operations.
Please explain how the four divisions discussed on your website, correspond to the three division identified in your Form 10-KSB. Please tell us if any of these operating divisions are considered reportable segments as that term is used in paragraph 16 of SFAS 131 and if so, explain how you have complied with the disclosure requirements of SFAS 131. At a minimum, future filings should include the disclosures required in paragraphs 37-39 of SFAS 131, as those apply to all businesses, even those who do not have more than one reportable segment.

8. We note your disclosure in Note 8 that Mr. Smith is entitled to receive up to 1,000,000 stock options under the Company`s 2004 Non-
Qualified Stock Option Plan. Please explain to us, and disclose in the notes to your financial statements, the general terms of awards, such as vesting requirements, maximum term of options granted, and number of shares authorized for grants of options or other equity instruments under this Stock Option Plan. Additionally, detail for us any stock options granted under this Plan and the method used (either the intrinsic value method or the fair value based method) to account for stock-based employee compensation in each period presented. Also, for any stock options that have been granted, include all disclosures required by paragraphs 46-48 of SFAS 123 and paragraph 2 of SFAS 148.

Note 1 - Basis of Presentation
- Nature of the Company, page 20

9. Please tell us and revise the notes to the financial statements to explain why the transaction in which the Company acquired 100% of the outstanding capital stock of Eagle R. F. International Inc. was accounted for as a reverse acquisition.


- Revenue Recognition, page 21

10. Please revise the notes to the Company`s financial statements to include the disclosures required by paragraph 14b of FIN No. 45 with respect to the Company`s warranty accruals or explain why you do not believe these disclosures are required.

- Basic Loss per share, page 22

11. Revise to disclose the number of shares issuable upon exercise or conversion of stock options, warrants and Series A convertible preferred shares that could potentially dilute basic earnings per share in the future but that were not included in the computation of diluted earnings per share for the periods presented because their impact was antidilutive. Refer to the requirements of paragraph 40c of
SFAS No.128.

12. We note the disclosure indicating that the weighted average shares outstanding utilized in the computation of loss per share are being adjusted to give effect as if the September 2004 combination had occurred as of the beginning of the year, similar to a stock split.
Please explain in further detail how you calculated the weighted average shares outstanding used to determine your earnings per share computations for 2004 and provide us with your computations. Also, please explain why you believe the treatment used was appropriate. We may have further comment upon receipt of your response.

Note 2. Change in Control

13. We note the disclosure indicating that a Texas joint venture, STJV, purchased 10,783,492 shares of common stock of Fleetclean Systems, Inc., the Company`s predecessor, from Kenneth A Phillips, Kathryn M. Phillips, Jarrod Phillips and Jay G. Phillips under a stock purchase agreement dated May 15, 2004. We also note that as a result of this purchase, and other restructuring transactions, a change in control of the Company occurred. As the shares acquired under the stock purchase transaction appear to represent only 42% of the Company`s outstanding shares at the time of the transaction, please revise the notes to the financial statements to clearly explain how this and any related transactions resulted in a change in control of the registrant. If an interest of more than 50% in the Company`s common shares did not occur, please explain in detail why you believe that a change in control occurred.





Note 3.  Reverse Acquisition and Debt Conversion, page 23

14. We note from the disclosures provided in Note 3 that you converted
debt and issued convertible preferred stock during 2004 that provided
for beneficial conversion features at the time the stock was issued.
Please explain in further detail how you calculated or determined the
value assigned to the beneficial conversion feature associated with
the issuances of the convertible preferred stock in 2004 and during
the six months ended June 30, 2005. As part of your response, please
tell us the dates and trading prices used to calculate the
beneficial
conversion features for each issuance of preferred stock that resulted
in recognition of a beneficial conversion feature and tell us how the
dates and related trading prices used complied with the guidance outlined in EITF 98-5 and 00-27, as applicable. Additionally, please tell us and disclose in the notes to your financial statements the original terms and amount of the debt that was converted during 2004 and if those terms were changed, how the accounting treatment for the debt conversion complied with the requirements in SFAS 84 or other relevant accounting literature. Include in your response the amount of consideration that was debt and the amount that was cash. We may have further comment upon review of your response.

Note 5. Capital Stock

15. Please tell us and disclose in the financial statements the nature and significant terms of the transaction in which the 1,000,000 shares of Series A preferred stock that have been reflected as outstanding at both December 31, 2002 and 2003 were issued.

16. Please explain in detail how the Company calculated or determined the number of additional shares that could be required to be issued under the Debt Conversion and Funding Agreement of 28,014,521 common shares. Based on the number of issued and outstanding Series A shares of 2,331,240.44 and the conversion ratio of 18.676347 shares of common stock for each Series A Preferred share, it appears the number of shares should be 38,876,573 common shares. Please advise or revise as appropriate.

Note 8. Commitments

17. Please tell us and explain in the notes to your financial statements how the Company accounts for rent expense under leases that provide for escalating rentals over the related lease term. If a method other than the straight-line method is used to recognize this expense, please explain why the Company`s believes this method is appropriate. Refer to the guidance outlined in paragraph 15 of SFAS
No.13 and FTB 85-3.

18. Please tell us and explain in the notes to the financial statements how the Company has accounted for or plans to account for the shares of Series A Convertible Preferred stock issuable to Greg
Smith under his employment agreement. As part of your response, please explain how you will calculate or determine any expense that will be recognized.

Form 10-QSB for the quarter ended June 30, 2005

Financial Statements

Statement of Shareholders` Equity

19. We note that in the first six months of 2005 you issued 75,000 shares for services compensation and liabilities and recorded the value as $314,000. Please tell us and explain in the notes to the financial statements how you determined or calculated the fair value of the issued shares and related expense recognized.

Notes to the Financial Statements

Note 4.  Debt Conversion

20. We note your disclosure that at June 30, 2005 you were obligated to issue 1,251,842 shares of your Series A preferred stock for the conversion of $625,921 in debt owed to the Investors. Please tell us and disclose the amount of cash received and the amount of debt converted. Also, tell us when this debt was incurred and the initial terms of the debt, including the conversion terms. Additionally, if the terms of the original debt were changed, explain how the accounting treatment used for the debt conversion complied with the requirements in SFAS 84 or other relevant accounting literature.

Note 10. Subsequent Events

21. Please tell us and explain in the notes to your financial statements the nature of the assets acquired from Skyvue USA during
August of 2005. As part of your response, please explain in detail why you believe this transaction represents the purchase of assets rather than the acquisition of a business for which audited financial statements, pro forma financial information and the disclosures outlined in SFAS No.141 would be required. Refer to the guidance outlined in EITF 98-3. We may have further comment upon receipt of your response.

* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments via EDGAR within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
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Mr. Greg Smith
ERF Wireless, Inc.
August 17, 2005
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